Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

January 6, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:       J. Nolan McWilliams, Division of Corporation Finance

Re:          Secure Luggage Solutions, Inc.
Registration Statement on Form S-1
Filed October 16, 2009
File No. 333-162518

Dear Mr. McWilliams:

We have received and reviewed your letter dated November 2, 2009, and the comments therein, regarding the above-referenced matter.  In response to those comments, please be informed as follows.

Registration Statement Cover Page

1.
We note that the $0.10 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements.  As such, it appears the $0.10 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

Please note, that the per share offering price that we are registering by the registration statement has been increased to $0.25.

2.	Please revise to move the prospectus subject to completion legend to the prospectus cover page.

Please note, the prospectus subject to completion legend has been moved to the cover page of the prospectus.

Prospectus Cover Page

3.	Please date the prospectus the same date you file it. Please be informed that the prospectus will be dated the same date that we file it.

Our Business, page 4

4.
Please revise this section to disclose that your auditor has issued a going concern qualification, to quantify your monthly burn rate, and to state how long your cash will last at this rate.

Please note, we have revised that section of the registration statement to disclose that our auditor has issued a going concern qualification, quantify our monthly burn rate, and state how long our cash will last at that rate.

5.	Please revise to provide a more concrete explanation of what the “Secure Solution” is. Please note, we have provided a more concrete explanation of what the “Secure Solution” is.

6.
Please revise to provide a summary of the steps you have taken to date to establish your product and bring it to market.

Please note, we have provided a summary of the steps we have taken to date to establish our product and bring it to market.

7.
Please quantify in this section the estimated additional capital needed to develop your product and bring it to market and state, if true, that you do not currently have a source for this capital.

Please note, we have quantified the estimated additional capital we need to develop our product and bring it to market and specify that we do not currently have a source for this capital.

8.
Please revise the last paragraph on page 4 to disclose that you require the assistance of a market-maker to apply for quotation on the OTCBB and that there is no guarantee a market-maker will agree to assist you.

Please note, we have disclosed that we will require the assistance of a market-maker to apply for quotation on the OTCBB and there is no guarantee a market-maker will agree to assist us.

Airline industry conditions constantly change, page 8

9.
Please revise this risk factor to specifically discuss how the state of the aviation industry affects you.  For example, disclose the risk that, given recent increases in airline baggage fees and other surcharges, customers might not be willing to pay an additional premium to use your service.

Please note, we have revised that risk factor to specifically discuss how the state of the aviation industry affects us.

We anticipate our common stock being quoted on the OTCBB, page 11

10.	Please combine this risk factor with the second risk factor on the previous page. Please note, we have combined this risk factor with the second risk factor on the previous page.

Because we can issue additional shares of common stock, page 12

11.
Revise this risk factor to disclose that additional issuances of common stock may be necessary as part of your capital raising efforts, which would result in dilution to existing shareholders.

Please note, we have revised this risk factor to disclose that additional issuances of common stock may be necessary as part of our capital raising efforts, which would result in dilution to existing shareholders.

12.
Please move the first paragraph on page 13 to a separate risk factor.  In the new risk factor, expand your discussion of the risks because your two officers and directors control 90.3% of your common stock.  For example, disclose the risks associated with their ability to control such a large percentage of your common stock.

Please note, we moved that paragraph to a separate risk factor, in which we expand our discussion of the risks because our officers and directors control 90.3% of our common stock.

Selling Shareholders, page 14

13.
Please revise the table on page 15 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by IB Murray Enterprises Inc.

Please note, we revised that table to disclose the natural person who exercises the sole voting and/or dispositive powers with respect to the shares to be offered by IB Murray Enterprises Inc.

Business Experience, page 20

14.	Please revise to remove marketing language. Examples include “extensive global experience,” “well versed,” and “very active.” Additionally, please delete the following:

●	the second sentence of the second paragraph on page 21;
●	the last sentence of the carryover paragraph on page 22;
●	the second sentence of the first full paragraph on page 22; and
●	the language after the comma in the last sentence of the first full paragraph on page 22.

Please note, we have removed that marketing language.

15.
Please revise the background discussion of Donald Bauer to briefly explain what the “strap and wrap” process is.

Please note, we have revised that background discussion to explain briefly, what the “strap and wrap” process is.

16.
Also, please disclose, with respect to the Secure Luggage (Alberta) corporation, the size of the operation supervised.

Please note, we have disclosed, with respect to Secure Luggage Systems, Inc., the Alberta corporation, the size of the operation supervised.

17.
We note the disclosure on page 8 that Jack Kraus and James Westmacott work for you part time.  Revise their respective background discussions to describe the other business activities in which they are concurrently engaged.

Please note, we have amended the disclosure regarding Mr. Kraus and Mr. Westmacott to describe the other business activities in which they are concurrently engaged.

18.
Please revise the background discussion of James Westmacott to include the dates of his employment and identify the specific positions held with the respective airlines.  Also revise the last sentence of this paragraph to identify the organizations for which he is a director or executive.

Please note, we have revised the background discussion of James Westmacott to include the dates of his employment and identify the specific positions held with the respective airlines.

Authorized but unissued Common Stock, page 23

19.	Please delete the second sentence of this section as the NASDAQ rules are not applicable to you. Please note, we have deleted the second sentence of that section.

20.	Refer to the first full paragraph on page 24. Please revise your risk factor section to disclose the risks you address here. Please note, we have revised our risk factor section to disclose the risk.

Delaware Anti-Takeover Law, page 24

21.
We suggest revising the second sentence of the second paragraph of this section to eliminate the double-negative.

Please note, we have revised the second sentence of the second paragraph to eliminate the double-negative.

Liquidity and Capital Resources, page 27

22.
Please extensively revise your discussion of your short term and long term liquidity needs (long term is twelve months or longer).  We note that you appear to have negative cash flows through December 2010 even if you are able to generate the claimed revenues.

Please note, we have revised our discussion of your short term and long term liquidity needs.

23.	In this regard, please replace the boilerplate discussion on page 29 with a discussion of what efforts, if any, you have made or are making to raise capital to ameliorate your budget shortfall.

Please note, we have replaced that boilerplate discussion with a discussion of the efforts that we are making to raise capital to ameliorate our budget shortfall.

24.
Please revise here and in your plan of operation section to disclose the basis for your statement that you will start generating revenues by the first quarter of 2010.  Reconcile this statement with the following sentence, which appears to suggest you began generating revenues in September 2009.  Also, provide the basis for your estimate that you will generate $1,411,000 in revenues by December 2010.

Please note, we have eliminated the disclosure that we will start generating revenues by the first quarter of 2010.

Inflation, page 29

25.
We note your disclosure that the effects of inflation have been minimal over the past two years.  Please revise to disclose whether you believe this trend will continue once you actually begin operations.

Please note, we have revised our disclosure regarding inflation to disclose our thoughts about inflation.

Our Business, page 30

26.
Please revise this entire section to add the specificity about your business plan and the obstacles it faces necessary for investors to make an investment decision about your securities.  The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful.  As you respond to the separate comments, please add detail about cost wherever possible.  Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

Please note, we have revised that section to add specificity about our business plan and the obstacles it faces necessary for investors to make an investment decision about our securities.

27.
It unclear from your description what the Secure Solution is.  Please clarify.  If it is just an advertising slogan centered on wrapped luggage, please so state.

Please note, we have provided a description of what the Secure Solution is.

28.
It is unclear how your product will reduce check-in times.  It appears to do the opposite since it would add the time to have the luggage covered.  Please clarify.

Please note, we have eliminated the disclosure that our product will reduce check-in times.

29.
It is unclear whether your device is the same or different from the “inexpensive equipment” currently used by independent contractors.  If it is the same, why do you believe that you will supplant them?  If it is different, how much more, if any, will it cost consumers and what improvements do you envision that will justify the cost?

30.	Please revise to discuss the relationship between you and Secure Luggage Solutions, Inc. incorporated in Alberta. Please note, the name of the Alberta corporation is Secure Luggage Systems Inc.

31.
Please revise to discuss the concrete steps you have taken and will take to develop the Secure Solution, bring it to market, and begin generating revenues.  We expect this discussion to include the time frames for product development and roll-out, the budgets for each phase, anticipated sources of funding, and potential obstacles to commencing operations.

32.
Please revise to clarify the status of the development of the Secure Solution.  We note that you anticipate generating revenues in the next several months; however, we also note your disclosure on page 31 that you will not identify suppliers until the first phase of commercial launch.

Please note, we have clarified the status of the development of Secure Solution.  Additionally, please note, that we have eliminated any disclosure which anticipates generating revenues in the next several months.

33.
Please also revise to explain in greater detail how you will generate revenues from the Secure Solution.  For example, state how much you intend to charge passengers per bag.

Please note, we have explained in greater detail how we will generate revenues from Secure Solution; provided, however, we do not know at this time exactly how much we intend to charge passengers per bag; provided, further, however, we have indicated that we will charge passengers either a flat fee or a percentage.

34.
Please revise to discuss the basis for the statements that your service will provide “a new revenue opportunity for those offering the service” and “reduce[ ] check-in time and pressures on airport security.”

Please note, we have eliminated those statements.

35.
Please revise to discuss how your service will interact with the airlines, airports and baggage screeners.  Disclose whether you will need to make arrangements with or receive approval from airlines, airports, and the Transportation Security Agency to provide your service and the status of those arrangements.

Please note, we have revised our discussion regarding how our service will interact with the airlines, airports and baggage screeners, including whether we need to make arrangements with or receive approval from airlines, airports, and the Transportation Security Agency to provide our service and the status of the those arrangements.

36.	Please revise to explain the basis for your belief that “industry stakeholders will contract with us . . ..” Please note, we have eliminated that information.

37.
Revise to discuss who your agents are.  Discuss the costs and risks associated with agent relationships.  Add a risk factor discussing the risks of your dependence on third parties to deliver this service.

Please note, we have added a risk factor discussing the risks of our dependents on third parties to deliver our service.

38.	Please revise to disclose the status of your plans to generate revenues form third party advertising. Please note, we have eliminated that information.

Protection and Security Benefits of the Secure Solution, page 31

39.	Please revise to disclose how you established the benefits you identify in the bulleted section. If the Secure Solution is still in development, please disclose the basis for your belief that the Secure Solution will possess all of these benefits.

Please note, we have removed the disclosure regarding the benefits identified in that bulleted section.

40.
In the final paragraph, please revise to explain why identifying “the specific manufacturers, suppliers and agreements or licenses” for you product need to be identified only after the securities are sold publicly, not before.  Since these affect the price and feasibility of your product, it appears that this information would be material to an investment decision.

Please note, we have eliminated that paragraph.

Intellectual Property, page 32

41.	Since you own no intellectual property, please revise to explain why a better funded competitor could not simply use your idea and establish a more successful enterprise at any point.

Capital Requirements, page 32

42.
Please revise to disclose where and at how many locations you intend to launch your service.

Please note, we have revised this disclosure to indicate that we are not certain at this time at what locations we intend to launch our service.

Federal Regulations, page 33

43.
Please add a risk factor discussing the risk that the TSA might not approve or allow your service for checked baggage, or may require you to follow procedures that would reduce your service’s desirability and profitability.

Please note, we have added a risk factor discussing the risk that the TSA might not approve or allow our service for checked baggage, or may require us to follow procedures which would reduce our service’s desirability and profitability.

Certain Relationships and Related Transactions, page 33

44.
Please revise the second paragraph on page 34 to clarify whether the references to Secure Luggage are to the Alberta corporation or the Delaware corporation.

Please note, we have revised the applicable disclosure to indicate that the reference is to Secure Luggage Systems, Inc., the Alberta corporation.

45.
We note your disclosure on page 34 that the common shares issued to James Westmacott “shall be adjusted pro-rata with all other shareholders, for any changes in our capital structure.”  Please revise to disclose under what specific circumstances common shares would be subject to adjustment.

46.
In this regard, tell us how you are able to make such adjustment to other common shareholders in these circumstances.  We note that your articles, by-laws, and specimen stock certificate are silent regarding the potential for share adjustments because of changes in capital structure.

47.
Please revise to clarify whether the per diem payable to Westmacott is payable in cash or stock or both.

Please note, we have revised the disclosure to clarify that the per diem payable to Mr. Westmacott is in cash.

48.
Please revise to disclose whether there is a maximum amount of shares that Westmacott can receive under the agreement after quotation on the OTCBB.

Please note, we have revised the disclosure to specify that those shares will be issued to Mr. Westmacott only during the term of his consulting agreement.

Global Air Travel Industry, page 36

49.	Please provide third party substantiation for all statistics and conclusions drawn from statistics or delete. Please note, we have removed all statistics and conclusions drawn therefrom.

Market, page 36

50.
Please revise the discussion of the potential market for your service.  Given that you are a development stage company, it is unrealistic to state that your market “consists arguably of all passengers departing from any airport.”  We suggest providing market data and similar information for the airports at which you intend to launch the service over the next 12 to 36 months, which would be more meaningful to investors.

51.
Please revise this section to tie your discussion of the various ailments in the baggage security process to the Secure Solution.  For example, you discuss on page 39 off-airport baggage check-in and baggage tracing; however, it is unclear from your disclosure whether these services are included as part of the Secure Solution.

Baggage Security & Protection, page 39

52.
If there companies already providing similar services to you and who would compete with you once you commence operations, revise to disclose these companies.  Revise the risk factor on page 6 in this manner as well.

Please note, we have disclosed that we will be unaware of the particular competitors with whom we will compete until we determine at what locations we will establish our operations.

Facilities-Internet, page 40

53.
Please revise to discuss the role of your website in your business plan and disclose the amount you have budgeted for website development.

Please note, we have revised our discussion to discuss the role of our website in our business plan and the amount that we have budgeted for website development.

Executive Compensation, page 40

54.
Please revise the table on page 41 to follow the format required by Item 402(m) of Regulation S-K.

Please note, we have revised that table to follow the format required by Item 402(m) of Regulation S-K.

55.
We note you have identified James Westmacott as a director, officer, control person, or promoter.  Revise to include him in the summary compensation table or explain why he should not be included.

Please note, we have included James Westmacott in the summary compensation table.

Financial Statements, page 42

December 31, 2008 Financial Statements, page 44

7.  Subsequent Events, page 54

Stock Issuance, page 54

56.
We note the disclosure indicating that 100,000 shares of common stock were issued to the Secretary Treasurer of the company on June 30, 2009 for services and valued at $.001 per share while on that same day 197,000 shares of common stock were issued for cash of $.10 per share.  As cash transactions with third parties provide the best evidence of the fair value of an entity’s common shares, please explain why you believe it was appropriate to value the shares issued to the Secretary Treasurer on the same day as the cash transaction at a price of $.01 per share, which is significantly less than the $.10 per share received in the cash transaction.  Please advise or revise as appropriate.  We may have further comment upon review of your response.

Please note, we have amended the terms of the transaction pursuant to which those 100,000 shares were issued.  Please note, those shares have now been issued at $.10 per share.

March 31, 2009 Interim Financial Statements, page 57

57.
Please revise to remove the March 31, 2009 financial statements.  Please note that interim financial statements are only required for the most recent quarterly year to date period and the comparable period of the prior year.  For the company this would be the year to date periods ended June 30, 2009 and 2008.

Please note, we have included in our financial statements for the period ending September 30, 2009.

June 30, 2009 Interim Financial Statements, page 66

7.  Subsequent Events, page 73

58.	Please revise to disclose the significant terms of all share issuances subsequent to June 30, 2009. In this regard, we note several issuances from Item 15 have not been disclosed in note 7.

Please note, the financial statements have been revised to disclose the significant terms of all share issuances subsequent to June 30, 2009.

Dealer Prospectus Delivery Obligation, page 76

59.	Please revise by moving to the back cover page of the prospectus. Please note, the dealer prospectus delivery obligation has been moved to the back cover page of the prospectus.

60.
Please revise the fourth paragraph to remove the inference that you are not responsible for inaccuracies contained in your prospectus.  You are responsible for the information contained in your public filings, regardless of the source.

Please note, we have revised that paragraph to remove the inference that we are not responsible for inaccuracies contained in the prospectus.

Item 15.  Recent Sales of Unregistered Securities, page 77

61.
Revise the third full paragraph on page 78 to state briefly the facts relied upon to make the section 4(2) exemption available.

Please note, we have revised that paragraph to state briefly the facts upon which we relied in connection with the Section 4(2) exemption.

Signatures, page 81

62.
Please revise to include the signature of your principal financial officer and your principal accounting officer or controller.

Please note, we have included the signature of our Principal Financial Officer and Principal Accounting Officer.

General

63.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X. Please note, we have included in our financial statements for the period ending September 30, 2009.

64.
An updated accountant’s consent should be included as an exhibit in any amendments to the filing.

Please note, an updated accountants consent is included as an exhibit with the amendment to the registration statement.

Please note, enclosed with this letter are two copies of Amendment No. 1 to our registration statement (the “Amendment”), which copies do not highlight the changes made to our original registration statement.  Additionally, please note, enclosed with this letter are two copies of the Amendment, which copies “track” or “highlight” the changes made to that registration statement.

Hopefully, the provisions of this letter and the modifications made to the Registration Statement are completely responsive to your comments and questions specified in that letter dated November 2, 2009.  Your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Secure Luggage Solutions, Inc.
a Delaware corporation

   /s/ Donald G. Bauer
By: Donald G. Bauer

Its: President and Chief Executive Officer